




13011759

SECURIT        SSION

**OMB APPROVAL**

OMB Number    3235-0123
Expires    April 30, 2013
Estimated average burden
Hours per response    12.00

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III
### FACING PAGE

**SEC FILE NUMBER**
**8 – 49362**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** AND ENDING **DECEMBER 31, 2012**

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:                  **OFFICIAL USE ONLY**

**SPENCER CLARKE, LLC**                 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**410 Park Ave 15th Fl**

**New York**               **NY**           **10022**

(City)            (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**BARBARA GETTENBERG**           **212-668-8700**

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAsLLP**

**132 Nassau Street, Suite 1023**    **New York**      **NY**    **10038**

   **X**    **Certified Public Accountant**

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, **REID DRESCHER,**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **SPENCER CLARKE, LLC as of Dec 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

## N O N E

X _____
Signature

Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPENCER CLARKE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

## SPENCER CLARKE LLC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 24,357 |
| Securities Not Marketable | | 19,000 |
| Office equipment, net of accumulated depreciation of $141,838(Note 2(f)) | | 1,863 |
| Other assets | | 8,717 |
| Total assets | $ | 53,937 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**
**Liabilities:**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 15,811 |
| Total liabilities | | 15,811 |

**Commitments and Contingencies (Note 4)**

| | | |
|---|---|---|
| **Capital(Note 6)** | $ | 38,126 |
| Total stockholders' equity | | 38,126 |
| Total liabilities and stockholders' equity | $ | 53,937 |

The accompanying notes are an integral part of this statement

**Note 1 - Nature of Business**

Spencer Clarke LLC. (The "Company"), is a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Regulatory Authority. The Company is wholly owned by Spencer Clarke Holdings LLC("Holdings"). The Company executes principle and agency transactions in listed and over-the-counter securities and earns consulting and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2 - Summary of Significant Accounting Policies**

**a) Revenue Recognition**
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a trade date basis.

**b) Cash and Cash Equivalents**
The Company considers money market funds to be cash. The Company maintains cash in bank account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

**c) Income Taxes**
Income tax are not payable by, or provided for, the Company, aince the Company is a Single Member Liability Company.

**d) Use of Estimates**

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**e) Property and Equipment**
Furniture and Fixtures are depreciated on the striaght-line methods over an estimated useful life of three to five years.

Leasehold and improvements are recorded at cost and are amortized in accordance with the straight-line method over the life of the lease.

**Note 2 -    Summary of Significant Accounting Policies**

**f)      Fair Value Measurements**

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in
         active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted
         prices for identical or similar assets in markets that are not active and model driven
         valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

| | Fair Value Measurements Using | | |
| --- | --- | --- | --- |
| Total | Quoted Price in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
| Total | (Level 1) | (Level 2) | (Level 3) |
| Equities $19,000 | $0 | $19,000 | |

**g)    Subsequent Events**

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 16, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

**Note 3 -    Profit Sharing Plan**

The Company maintains a 401(k)profit sharing plan covering all eligible employees.
Under the Plan agreement, employer matching contributions are discretionary
and are determined on an annual basis by the company. Fo the year ended
December 31, 2012, the Company made a matching contribution of $-0-.

**Note 4 -    Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a
diverse group of institutional and individual investors. The Company introduces these
transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of
customers in fulfilling their contractual obligations pursuant to securities
transactions can be directly impacted by volatile trading markets which may
impair customers' ability to their obligations to  the Company and the Company's ability
to liquidate the collateral at an amount equal to the original contracted amount.
The agreement between the Company and its clearing broker provides that the Company
is obligated to assume any exposure related to such non-performance by its customers.
The company seeks to control the aforementioned risks by requiring customers to
maintain margin collateral in compliance with various regulatory requirements and the
clearing broker's internal guidelines. The Company monitors its customer activity
by reviewing information it receives from its clearing broker on a daily basis, and requiring
customers to deposit additional collateral, or reduce positions, when necessary.

**Note 5 -    Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (15c3-1), which requires the maintenance of  minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2012, the Company had Net Capital of
$8,546 which was $3,546 in excess of its required net capital of $5,000.
The Company's net capital ratio was 185.00%.



# LERNER & SIPKIN

### CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Spencer Clarke LLC
410 Park Avenue – 15th Fl.
New York, NY 10022

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Spencer Clarke LLC., (the Company) as of December 31, 2012.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spencer Clarke LLC., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2013